FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

7 March 2006

Buhrmann NV
(Translation of Registrant’s Name Into English)

Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      Form 40-F

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

Enclosure: Annual Overview 2005

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Annual Overview 2005

Delivering profitable growth

Buhrmann

Leaders in business services and distribution

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2005 IN BRIEF

First quarter

To further improve the Company’s financial structure, Buhrmann repurchased all outstanding Preference Shares C for US$520 million which was financed by a €250 million rights offering, a US$150 million Senior Subordinated Notes offering and cash on hand.

Corporate Express North America signed an exclusive marketing agreement marking their entry into Puerto Rico.

Corporate Express Australia signed marketing alliance arrangements with leading office products suppliers in China, Hong Kong, Singapore and Malaysia.

Veenman, Buhrmann’s copier and document automation business, was granted a European contract by Konica Minolta to market its multifunctional printer-copiers via Veenman’s new Linium® private brand.

Second quarter

To increase productivity and picking accuracy, Office Products Europe rolled out ‘pick-to-voice’ technology in its main warehouses. 4 1

The Company hosted a two-day analyst and investors’ conference enabling attendees to gain a detailed and in-depth understanding of our Office Products Europe Division and Graphic Systems Division. 4 2

Corporate Express North America added a ‘dated goods’ product line, with products such as planners, calendars, organisers, to its private brand programme. 4 3

Third quarter

In a global survey on reporting practices Buhrmann was recognised for excellence in corporate and financial reporting.

Corporate Express North America launched the main 2006 product catalogue showing the broad range of products offered, a tighter focus on preferred suppliers and a continued expansion of private brands and facility supplies. 4 4

Office Products Europe further broadened its range of computer supplies by adding products such as cables, USB sticks and fast-moving hardware items. 4 5

Corporate Express Australia completed three acquisitions in the packaging and office products sectors.

Fourth quarter

Corporate Express North America entered into an exclusive marketing agreement expanding its presence in Mexico.

Online corporate communications is further improved by a new corporate web site.

As a next step in the Company’s efforts to streamline operations, drive cost efficiencies and improve the service offered to customers, Buhrmann announced the centralisation of North American customer care and back-office functions.

Buhrmann participated in the 2005 Dutch private investors day. 4 6

Buhrmann acquired Portsmouth Paper Company, a distributor of packaging, janitorial and safety supplies in the United States with sales of US$31 million.

In the ongoing development of its office products merchandising activities, Buhrmann announced the creation of a global merchandising function in order to further capitalise on this opportunity.

Office Products Europe strengthened its pan-European network with a partnership in the Baltic States.

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Buhrmann		Buhrmann
Annual Overview 2005	4 Buhrmann at a Glance	Annual Overview 2005	4 Buhrmann at a Glance

BUHRMANN AT A GLANCE

OFFICE PRODUCTS
Office Products North America	BUSINESS DESCRIPTION
	Office Products North America, headquartered in Broomfield, Colorado, ranks as one of the largest business-to-business suppliers of office products and related services in the United States and Canada. With all activities operating under the Corporate Express brand name, the Division has around 10,000 employees and operates from approximately 180 locations, including 38 distribution centres.	€3,047mln sales
2005 organic sales growth was 6% representing 52% of total Buhrmann sales.

Office Products Europe	BUSINESS DESCRIPTION
	Office Products Europe, with its head office in Amsterdam, is a top player in the European business-to-business office supplies business. Together with partners, the business covers 25 European countries, forming a true pan-European network. Business is mainly conducted under the name Corporate Express while our document and copier business operates under the name of Veenman. The Division employs almost 3,700 people and operates from more than 100 locations, including 13 distribution centres.	€948mln sales
2005 organic sales growth was 4% representing 16% of total Buhrmann sales.

Office Products Australia	BUSINESS DESCRIPTION
	Office Products Australia, headquartered in Sydney, is the number one business-to-business office products supplier in Australia and New Zealand and operates under the name Corporate Express. The Division has nearly 2,400 employees and operates from 45 locations, including 36 distribution centres. Buhrmann owns 53% of the share of Corporate Express Australia Ltd. The remainder is quoted on the Australian Stock Exchange (ASX).	€701mln sales
2005 organic sales growth was 10% representing 12% of total Buhrmann sales.

ASAP Software	BUSINESS DESCRIPTION
	ASAP Software, with its headquarters in Buffalo Grove,Illinois, is a leading and innovative reseller of desktop software products such as well-known operating systems, applications and anti-virus applications.With more than 500 employees, ASAP Software generates its sales predominantly in the United States but also has operations in Canada and a number of European countries.	€773mln sales
2005 organic sales growth was 7% representing 13% of total Buhrmann sales.

GRAPHIC SYSTEMS
Graphic Systems	BUSINESS DESCRIPTION
Buhrmann’s Graphic Systems, headquartered in Amsterdam, is a leading value-added reseller of printing equipment and related services, supplies and spare parts. The Division employs close to 1,000 people and is active in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain.
2005 organic sales growth was 4% representing 7% of total Buhrmann sales.		€421mln sales

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Buhrmann	4 Introduction	1
Annual Overview 2005

Leaders in business services and distribution

Buhrmann focuses on delivering profitable growth by satisfying customer needs while pursuing operational excellence.

4	Delivering profitable growth means growth that rewards all stakeholders, such as our employees, customers, suppliers and shareholders. Page 9

4	Satisfying customer needs goes further than delivering what has been ordered. It means helping customers in streamlining procurement processes and reducing purchasing costs. Page 17

4	Pursuing operational excellence means finding ways and exploring opportunities that improve the performance of the Company and the benefits for our customers from the ongoing investments made in our people, logistical infrastructure and IT capabilities. Page 31

4	Employing high-quality peopleis critical to our success. They play a vital role in ensuring that the strategies laid down are executed. Page 32

This overview includes a summary of the information presented in the official 2005 Annual Report and Form 20-F of Buhrmann NV.
The overview does not include, and is not intended as a substitute for, the information contained in Buhrmann’s 2005 Annual Report and Form 20-F.
This overview has been published in the English and Dutch languages. The English text will prevail over the Dutch version.

Cautionary Statement
This overview contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as ‘expects’, ‘anticipates’,‘intends’ and other similar expressions are intended to identify such forward-looking statements. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. Because of the risks and uncertainties that always exist in any operating environment or business, we cannot give any assurance that the expectations reflected in these statements will prove to be correct. Actual results and developments may differ materially depending upon, among other factors, industry conditions, currency values, competitive pricing, customer demand, costs, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Buhrmann operates. You are cautioned not to place undue reliance on these forward-looking statements.

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2	Buhrmann
	Annual Overview 2005	4 Contents

CONTENTS

2005 IN BRIEF
Recalls the events of 2005 that are relevant
to Buhrmann.

BUHRMANN AT A GLANCE
Contains a description of Buhrmann’s
Divisions and their 2005 sales contribution
to the Company.

4	INTERVIEW WITH THE PRESIDENT AND CEO
Frans Koffrie answers questions relating
to Buhrmann’s 2005 performance and our
plans going forward.

10	ABOUT BUHRMANN

10	BUSINESS OVERVIEW
Describes who we are and what we do.
12	COMPANY STRATEGY
Explains Buhrmann’s strategy which
is focused on delivering sustainable and
profitable growth.
14	INDUSTRY CONTEXT
Describes the competition, key developments
and trends in the office products industry.

Design and production
williams and phoa, London

Photography
Mike Goldwater
John Ross
Heidelberger Druckmaschinen AG

Print
Grafisch Bedrijf Tuijtel, Hardinxveld-Giessendam,
the Netherlands. Produced on Heidelberg
pre-press equipment and Heidelberg
speedmasters, models SM 102-8p, CD 102-5
and CD 102-4. Finished with the aid of Polar
and Heidelberg finishing equipment.

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Buhrmann	4 Contents	3
Annual Overview 2005

18	DIVISIONAL OVERVIEW
Each section summarises the
operational performance, including the
highlights in 2005 and priorities for 2006,
of Buhrmann’s Divisions.

18	OFFICE PRODUCTS NORTH AMERICA
22	OFFICE PRODUCTS EUROPE
24	OFFICE PRODUCTS AUSTRALIA
26	ASAP SOFTWARE
28	GRAPHIC SYSTEMS

32	CORPORATE RESPONSIBILITIES

32	OUR PEOPLE
Demonstrates Buhrmann’s commitment
to its employees and a safe and healthy
work environment.
36	BUSINESS PRINCIPLES
Outlines our Code of Conduct, environmental
impact and community involvement.

38	SUMMARY FINANCIAL INFORMATION
Presents the key information of Buhrmann’s
2005 financial performance.

44	KEY FIGURES
Compares 2005 high-level information
on our Company with 2004.

46	BUHRMANN SHARES
Provides various pieces of additional
information to our shareholders.

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4	Buhrmann
	Annual Overview 2005	4 Interview with the President and CEO

INTERVIEW WITH THE
PRESIDENT AND CEO

‘We are pleased with our performance over the year 2005. It underlines our ability to generate profitable sales growth. But, as one year acts as the foundation for another year I am most excited by what lies ahead.’ Frans Koffrie answers questions relating to the current and future issues the Company is facing:	Q&A

To what do you attribute the Company’s improved results?
Our strategy, which is focused on generating sales growth by gaining market share based on our strong market position and selling an increasingly wide selection of products to a larger part of our customer base, is starting to work. Buhrmann has highly qualified and dedicated employees. Thanks to them the Company is able to deliver on its promises.

How vital is the role of the employees?
People are making all the difference. As a service-oriented business, it is no surprise that a large proportion of our employees are customer-facing, in the field and inside selling positions. We can only thrive by their skills, dedication and commitment to the Company.

What do you see as other important elements contributing to Buhrmann?
Delivering sales growth! We have been concentrating on ways to grow our market share and bring profitable growth to the Company. We continue to win market share in the large account business and benefit from broadening our product range as we are satisfying a wider set of customer needs. At the same time we are preparing to gain solid ground in the mid-market segment.

How has positioning Buhrmann as a single-source supplier benefited the Company?
It means that our customers can have one supplier instead of many. And that means fewer invoices and less administration. As one supplier is convenient as well as cost and time efficient, our customers keep on buying into the idea. For Buhrmann it means we have a greater share of our customers’ procurement expenditure.

In what way is a broader product range important?
Offering a broader product assortment ties in with the single-source supplier concept. Instead of limiting ourselves to the supply of traditional office products we have looked at what other essential products are required in the office environment and beyond. The broader range means we are supplying print and forms, promotional articles, furniture and computer software, as well as facility and break room products. Conceptually, we are able to keep on adding, and most likely we will continue adding, new product categories to our product offering.

It has also led to our being able to offer more specialised supplies to companies and institutions that we already supply with office products.

What principles apply to our ‘global sourcing initiative’?
The same principles that apply to our preferred supplier programme apply to our global sourcing initiative. We seek the best value for our customers. We are a global company and we follow a balanced approach. We do that in local, regional and global marketplaces. In this way we leverage the advantages of being a global company without losing sight of local and regional solutions. We are also teaming up with suppliers in a number of product categories so as to grow those particular segments and create a win-win situation for our suppliers, our customers and ourselves.

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Buhrmann	4 Interview with the President and CEO	5
Annual Overview 2005

Why do you see private brands as important?
We want to deliver value to our customers and our own brands help us achieve that. We can deliver comparable quality to well-known brands at competitive lower prices. The proposition of private brands has been successful and I believe we can raise the proportion considerably in the years to come.

In the United States for instance, Corporate Express added a ‘dated goods’ product line to its private brand programme this summer with products such as planners, calendars and organisers.

Another example was the agreement that Veenman reached with Konica Minolta to sell our own brand of multifunctional printer-copiers under our proprietary Linium® brand. Such initiatives open all sorts of opportunities for us and our suppliers.

Why is Buhrmann looking for new customers among medium-sized companies?
These customers already represent some 20% of total office products sales. Selling our products to medium-sized companies creates opportunities for us to grow sales and further gain market share. These companies do not buy as much as our larger customers but the orders are often of a similar size, just less frequent. We already deliver on the routes where these companies are located and so they fit into our network.

I should also mention ASAP Software where we are expanding our reach to small- and medium-sized businesses as well as encouraging cross-selling between the office products and ASAP Software.

‘We keep investing in our logistic and IT infrastructure as well as our people to ensure that we are in a position to meet new challenges.’
Frans Koffrie
President and CEO

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6	Buhrmann	4 Interview with the President and CE
Annual Overview 2005

INTERVIEW WITH THE
PRESIDENT AND CEO
CONTINUED

Q&A

How has the economic environment impacted the Company’s performance?
In some markets economic conditions have been benign. In Australia and North America there has been good growth in white-collar employment and a higher average spend per employee which is supportive of our business model.

In Europe, the economic performance has been challenging. Germany is our largest European market and we saw a resumption of sales growth. Despite the weakness of the economy most other markets also showed a promising development in sales performance.

What elements have made Buhrmann’s strategy successful?
Straightforward business logic has helped us to focus on our goals: delivering sustainable growth by pursuing operational excellence and satisfying customer needs. These elements are an identification of the real challenges of business, competition and the economy that our Company faces on a day-to-day basis. We are committed to all customers to correctly delivering what has been ordered each and every time and keep on doing so on a daily basis. At the same time we aim to help our customers to reduce their total procurement costs and get value for their money.

4 Buhrmann’s Executive Board (from left to right): Mark Hoffman, Frans Koffrie, Floris Waller and George Dean.

‘The single-source supplier concept, the product range extension and private brand programme, are a desire to respond to our customers’ needs.’

Indeed, ‘satisfying customer needs’ sounds like straightforward business logic.
Still, our business prospers or flounders on the value proposition we deliver to our customers, and that if our customers receive value this ultimately is also good for our shareholders.

The tactics and initiatives I have talked about such as the single-source supplier concept, the product range extension and private brand programme, are innovative and a desire to respond to our customers’ needs. It is not just the day-to-day business: it is putting more into the contact we all have with our customers and the service level we are able to deliver to them.

What do you mean by ‘operational excellence’? Only the most efficient, well-managed companies can survive the competitive pressures on their business.That is why we stress ‘operational excellence’.

The Company can be pleased with its achievements in the areas of technology and logistics. Over 40% of our total office products sales are made on our eCommerce platform.

This is complemented by the investment we have made in our logistics infrastructure ranging from the location of distribution centres to our computerised route planning.

What do you see as the challenges facing Buhrmann?
We keep on growing sales. Our private brands, preferred supplier and global sourcing initiatives will help us to increase gross contribution margin. However, there is competitive pressure; wage inflation and operational costs are trending up. I think pursuing operational excellence and satisfying customer needs goes a long way to addressing competitive pressures. Additionally, we have and will continue to have projects to improve our efficiency. In the U.S. we are centralising local administrative and customer care operations. In Europe we will continue to focus on a more integrated, European-wide operation. Clearly we keep investing in our logistic and IT infrastructure as well as our people to ensure that we are in a position to meet new challenges.

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Buhrmann	4 Interview with the President and CEO	7
Annual Overview 2005

‘Straightforward business logic has helped us to focus on our goals.’

What is Buhrmann’s approach to corporate governance and accountability?
 We see good corporate governance simply as best practice. It is important for all stakeholders. We believe that our level of compliance puts us among the top companies in the Netherlands, a country that already has one of the strictest codes in the world.

Increasingly, corporate governance is something to which investors are paying attention. We believe that our compliance and transparency gives them that assurance with regard to an investment in Buhrmann.

There is a growing emphasis on corporate social responsibilities. What role does Buhrmann assume?
We encourage our employees to be active in their communities and local charities. The contribution is driven by virtually every Buhrmann business and includes providing time for staff involvement as well as donations.

In the past year we have supported a number of initiatives for the preservation of cultural heritage, performing arts, disaster relief and health care. In this context I would like to mention the efforts of our employees who helped colleagues, customers and families get back on their feet after hurricane Katrina.

Talking about 2006 and beyond, what can we expect?
Building on the foundations laid over the past years, we face 2006 in a good position. With a future shaped by 18,000 dedicated employees, all the building blocks are in place. We are committed to further strengthening our competitive position in the industry and to play an active role in the industry consolidation that we anticipate.

We are poised to deliver sustainable growth by pursuing operational excellence and satisfying customer needs. In the years to come we will continue to grow the Company on the basis of our clear strategy. We will continue to provide businesses and institutions with everything they need to keep their offices running, to help our customers streamline their procurement processes and reduce their purchasing costs. Reinforcing our single-source supplier concept, we will supply the wider product ranges that are essential to the modern office environment.

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9

Delivering profitable growth

Great people, delivering results
Buhrmann is focused on delivering sustainable profitable growth. This means growth that rewards all stakeholders, such as our employees, customers, suppliers and shareholders.

Delivering sustainable profitable growth means delivering the combined fruits of pursuing operational excellence and satisfying customer needs. The continuous investments in our people, logistical infrastructure and IT capabilities enable Buhrmann to demonstrate flexibility and adaptability in identifying and meeting new challenges.

Buhrmann is focused on delivering sustainable profitable growth by gaining market share based on a strong market position and selling increasingly wider product ranges that are essential to the modern office environment. In parallel we enhance our margins by expanding our private brands programme in the years to come and continue to develop our relations with suppliers in a number of product categories. At the same time, controlling and optimising our cost base is a given for being successful.

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10	Buhrmann	About Buhrmann
	Annual Overview 2005	4 Business Overview

ABOUT BUHRMANN

Business Overview

Through numerous acquisitions, successful integrations, and organic growth, Buhrmann has evolved into the specialised services and distribution company it is today. Moving into the 21st century, Buhrmann continues to change and grow.	What we do
Buhrmann is known for selling office products, like paper and pens, through businesses operating under the Corporate Express trade name. To some that would make us a stationery company, but Buhrmann is a great deal more than that. We also sell an ever-increasing range of products that are not stationery products but which are essential to the running of the modern office such as facility and break room products, print and forms, and furniture.

Besides office products, Buhrmann also sells computer peripherals through Corporate Express and desktop software through ASAP Software. We sell office copiers, printers and related services through Veenman and supply printing equipment and related services, supplies and spare parts through our Graphic Systems business.

Because Buhrmann delivers traditional and non-traditional office products, some might say that this makes us a logistics company. But Buhrmann isn’t just a logistics company either. Besides delivering what has been ordered we help customers streamline their procurement processes and reduce purchasing costs. Our widespread global distribution network, sophisticated IT capabilities and single-source supplier concept are central to that idea.

Where we have come from
For over a century Buhrmann NV has evolved into a global office products supplier. The Company’s history goes back to 1875 when the original company, Koninklijke Nederlandsche Papierfabrieken NV (KNP) was incorporated. The paper manufacturing company became a packaging, business services and distribution company that became an office products company.

Since December 1938, Buhrmann’s primary stock exchange listing has been the listing of its ordinary shares on Euronext NV in Amsterdam, quoted under the symbol ‘BUHR’. Buhrmann American Depository Shares (ADS), representing its ordinary shares are listed on the New York Stock Exchange. The ADS are quoted under the symbol ‘BUH’. The ADS, evidenced by American Depositary Receipts (ADR), each represent one ordinary share of Buhrmann NV.

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Buhrmann	About Buhrmann	11
Annual Overview 2005	4 Business Overview

4 We deliver everything from A to Z. From traditional office products to the wider range of supplies needed for the day-to-day running of the modern office environment.

4 By offering products such as facility and break room supplies we enable customers to further streamline procurement processes and reduce purchasing costs by consolidating vendors.

In adapting to ever-changing market conditions we have invested in the future, particularly in information technology. Buhrmann has built eCommerce platforms which currently process over 40% of orders for office products. We have developed a widespread logistics infrastructure that provides a hugely efficient system for the coordination and delivery of our products, on local, regional, national and global levels. Our sophisticated IT infrastructure puts us in a strong competitive position when dealing with large account customers who have multiple locations. Customers increasingly seek to control purchases of office products by streamlining their procurement processes. However, they also expect delivery to multiple national or international locations.

In adapting to changing market conditions, Buhrmann has become a global company. Our acquisition of Corporate Express in 1999 was a major step forward and into the global arena. We now operate throughout Europe, North America and Australia. Together with dedicated partners, Buhrmann is able to provide customers with consistency in service and sales support in other regions of the world as well. Our ties with South-East Asia, Latin America, Eastern Europe and other parts of the world are growing as we are continuously searching for quality products as part of our global sourcing initiative.

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12	Buhrmann	About Buhrmann
	Annual Overview 2005	4 Company Strategy

ABOUT BUHRMANN

Company Strategy

Buhrmann aims to deliver sustainable
profitable growth by gaining market share
and selling an increasingly wide selection
of products to its customer base.

•	Strengthening our single-source supplier proposition
•	Focus on servicing businesses and institutions
•	Marketing an extensive range of business essentials for daily use
•	Enabling our customers to streamline their procurement processes
•	Dedicated to direct distribution – no retail
•	Strong technological focus – ICT leadership
•	Concentrating on sourcing from preferred suppliers
•	Sustain able and profitable sales growth remains our top priority

How we do it
As a specialised services and distribution company, our focus is on servicing businesses and institutions by delivering an extensive range of products for their daily work. We have chosen to work on a purely business-to-business basis and we believe that direct distribution is a key value-added service helping our customers reduce their process-related procurement costs. We have a strong technological focus, being convinced that integrated IT solutions and intelligent eCommerce tools are key to streamline the supply chain.

We are committed to delivering sustainable and profitable growth. We aim to achieve this through generating organic sales growth and gaining market share in the large account segment that represents around 80% of our sales. Our strong market positions and our ongoing focus on cost control will drive profitability.

We have identified a number of initiatives that will help us achieve that ambition. One of the ways in which we are growing sales is to look beyond the successful penetration of the large account segment and to seek further opportunities in the more profitable, high-end of the mid-market segment. Supply to the mid-market is still highly fragmented and we offer mid-market companies an excellent service where they too can benefit from outsourcing procurement and contracting with a single-source supplier.

4  A clear and focused strategy
enables us to target sustainable
profitable growth.

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Buhrmann	About Buhrmann	13
Annual Overview 2005	4 Company Strategy

4 Digital cameras are increasingly being
used in office environments for entry
passes and capturing company events.

As we focus on generating profitable sales growth we also have identified a number of margin-enhancement initiatives. We have developed a successful range of private label products, notably the Corporate Express brand, where we deliver customers competitive alternatives for well-known branded products.

Another way in which we are growing sales and securing a greater share of our customers’ spend is to broaden our product range. By offering traditional and non-traditional office products such as print and forms, promotional articles, office furniture, and computer software but also facility and break room products, we are meeting a wider set of needs among our customer base. This helps us in positioning Buhrmann as the preferred single-source supplier to our customers. By helping them streamline their ordering through Buhrmann they are removing the unnecessary hassle of multiple invoices and the additional administration of managing several suppliers. The proportion of our business from companies that have seen the value of this approach is growing steadily. We are taking advantage in this regard from the trend among large companies to outsource non-strategic tasks such as procurement.

Additionally, our preferred supplier programme is helping us to concentrate procurement towards a reduced group of suppliers. This process is being reinforced by our global sourcing initiative where we are sourcing high quality products at competitive prices from countries in the Far East.

4 We aim to increase the proportion of non-traditional office supplies.

Products and services From ‘Office Supplies’ towards ’Supplies for the Office’
	North America	Europe	Australia

Office supplies

Computer supplies

Print and forms management

Facility and break room supplies

Office furniture

Customised corporate gifts

IT hardware		–

Desktop software

Copiers	–

Other

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14	Buhrmann	About Buhrmann
	Annual Overview 2005	4 Industry Context

ABOUT BUHRMANN

Industry Context

The office products market is generally defined as a large variety of office supplies being used by industry, government or any other institution as well as private households.

Industry issues
•	Customers increasingly seek to control purchases of non-production-related goods
•	Customers continue to raise their service demands
•	Consolidation of office supplier industry expected

Our markets
The office products market is served by thousands and thousands of participants with different business models and sizes. In terms of dedicated office products suppliers, the market is typically divided in three channels: contract stationery; retail outlets; and mail order.

Buhrmann – under the Corporate Express label –operates primarily as a contract stationer. Retail outlets require physical locations with sizeable lease obligations or investment in real estate. They mostly attract private households and small companies as a customer. Mail order is based on the distribution of catalogues in combination with database marketing. It attracts mainly small- and medium-sized companies as customers, but also private households.

The contract stationers’ channel is subdivided into large contract stationers and smaller ones. The key differentiator is geographical area spread and the reliance on wholesalers for fulfilment and stock-keeping functions. For contract stationers the relationship with large customers is often based on multi-year contracts, which tends to cover service levels, delivery set-up, prices and payment terms whereby a supplier is usually granted exclusivity.

4 Corporate Express has the most extensive network which allows us to service customers across the globe.

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Buhrmann	About Buhrmann	15
Annual Overview 2005	4 Industry Context

4  Our IT and eCommerce systems can be integrated with any other business system enabling a customised solution uniquely geared to satisfy each customer’s needs.

Customers have the availability of next-day delivery, advanced IT and eCommerce capabilities and access to private brands. Due to specific service levels, contract stationery is the most convenient channel for medium-sized and large companies. Companies are segmented depending on the number of white-collar employees as well as spend per employee.

In the top segment of the market, which has traditionally been the core strength of Buhrmann, concentration of customers is high among the few large players able to service those companies and institutions. However, Buhrmann also sees ample room for further growth in the mid-market which is more fragmented. This means growth possibilities in the mid-market, but also among institutions, like universities and hospitals, local and federal government. Many large and very large customers still buy from local or regional players, thereby missing out on the benefits we are able to deliver to them.

A number of key developments and market trends are visible in the industry:

–	In order to reduce costs, organisations choose to limit the number of suppliers and look for single-source opportunities.
–	Online ordering and seamless electronic data exchange continue to replace traditional means of communication.
–	Increase in service levels such as on-demand delivery of a greater variety of products, shorter delivery times and more delivery points.
–	Increase in demand for help and insight in procurement costs, helping organisations to benchmark via usage reports that allow them to reduce or contain overall spending.

As one of a small number of large players in this fragmented market, Buhrmann expects to be one of the main beneficiaries of the ongoing consolidation that is expected to take place in the near future.

Procurement efficiency is becoming increasingly critical to virtually all businesses, large and small. Scale and size are getting more important as they provide logistical capabilities, geographical reach, purchasing power and eCapability. Companies who are unable to meet the demanding requirements of customers will lose to the competition. Continuous improvement of service is an absolute necessity.

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17

Satisfying customer needs

Unravelling and understanding
Satisfying customer needs goes further than delivering what has been ordered. It means helping customers in streamlining procurement processes and reducing purchasing costs. Advising customers on procurement and promoting single-source supply benefits the customer by putting them in tighter control of processes and costs. Building on excellent people, logistics and IT, we sell an increasingly wide product range that is essential to the modern office environment. Not only well-known brands, but also an expanding range of private brand products because we think it is important to offer customers competitive alternatives.

Our success stems directly from satisfying customer needs, large or small, which starts with the understanding and unravelling of procurement processes and current and future requirements.

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18	Buhrmann	Divisional Overview
	Annual Overview 2005	4 Office Products North America

DIVISIONAL OVERVIEW

Office Products North America

Corporate Express North America aims to consolidate its leading position in the large account business, which represents over 80% of sales, and to further grow sales in the mid-market while extending its product range.

Highlights in 2005
	•	Gained market share in the large account segment
	•	Range extension successful
	•	High customer acceptance for private brand

Priorities for 2006
	•	Mid-market sales growth to benefit from refocus
	•	Centralisation customer care function
	•	Extending product offerings

4 Centralising customer care functions into a shared service operation significantly enhances services offered to our customers.		Weblink
www.corporateexpress.com

2005 was a year of momentum towards sustainable, profitable growth for our Office Products business in North America. We focused our resources and expertise on the value drivers of enhancing our customers’ experience and pursuing operational excellence.

Organic sales grew from 3% in the first quarter to 9% in the fourth quarter compared to the same period in the previous year. In 2005 we gained market share in the competitive large account business and achieved growth in the fragmented mid-market segment.

Our first-ever gathering of all sales professionals throughout North America was a significant step in our transformation to a more customer-focused, sales-driven organisation.

Office Products North America continued to deliver and build on its highly competitive value proposition:

–	Our industry’s broadest product offering (office products, Corporate Express brands, facility and break room supplies, catalogue and contract furniture, school supplies, imaging and computer graphic supplies, document and print management, promotional marketing, and – together with ASAP Software – software and software management services).
–	A market segmentation approach and structure tailored to each customer segment and vertical markets (strategic, large, mid-market, small, health care, government and education).
–	Global supply capability.
–	User-friendly systems to meet customer needs.
–	Local market presence supported by direct and inside sales professionals and delivery predominantly in our own vehicles.

Key figures				at constant
in millions of euro, unless stated otherwise	2005	2004	in EUR	rates

Net sales	3,047.0	2,869.4	6.2%	5.7%

Gross contribution	1,053.6	990.6	6.4%	5.9%

EBITE	156.2	141.2	10.6%	9.7%

Average capital employed	530.7	537.3	(1.2%)	0.0%

Return on sales (ROS)	5.1%	4.9%

Return on average capital employed (ROCE)*	29.5%	26.3%

Number of employees	9,976	10,083

* Excluding goodwill.

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Buhrmann	Divisional Overview	19
Annual Overview 2005	4 Office Products North America

4  Our ‘dated goods’ product line contributed to the brand equity of the private brand programme.

4  Our people are key in our efforts to maximise customer loyalty.

Results were driven by the progress of several key initiatives:

Redefining the customer experience
While we continue to achieve high customer satisfaction, we recognise that customer loyalty, not just satisfaction, is the key to long-term customer relationships. This means creating a customer experience that transcends transactions.

To drive that improved customer experience, we undertook two significant actions in 2005. Firstly, we centralised certain functions to leverage technology, costs, specialisation and consistency, while continuing to maintain a local presence in markets with sales and operations. Secondly, we initiated the creation of a centralised, state-of-the-art Customer Experience Center.

We believe this investment in technology and training of our associates will allow us to deliver the highest rated customer interactions in our industry, with one consistent experience across all our customer locations, segments and industries. We plan to complete implementation of this approach during 2006.

Continuing success with Corporate Express brand
Launched in 2004, Corporate Express’ private brand programme saw high customer acceptance and now represents over 25% of traditional office products sales in the United States. We expanded this line to over 2,000 products with the launch of our main 2006 product catalogue in September.

Additionally, we launched a ‘dated goods’ product line with products such as calendars, planners and organisers in order to further expand on the success of the private brand programme.

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20	Buhrmann	Divisional Overview
	Annual Overview 2005	4 Office Products North America

DIVISIONAL OVERVIEW
Office Products North America continued

Focusing resources and expertise on the value drivers of enhancing our customers’ experience and pursuing operational excellence.

4  A straightforward solution or many complex details, with national coverage and local experts Corporate Express is a comprehensive resource for all business interior needs.

Facility supplies sales drives double-digit growth
We continued strong, double-digit sales growth with our facility supplies offering in 2005. Made up of janitorial, safety, sanitary and break room products, this product line provides customers with a great opportunity to further concentrate their supply chain through fewer providers. We currently offer over 3,000 products in eight categories.

By partnering with national suppliers and hiring experienced industry experts we increased our internal product expertise and leveraged distribution capabilities to successfully convert strategic and large customers. In 2006 we plan to continue expanding our offering and developing a specialised facility supplies sales force to ensure greater expertise in assisting customers with their facility supply needs.

New look and feel for furniture offering
Furniture sales grew in 2005 as we continued to refine our structure to better assist customers and drive profitable growth. We continue to be one of North America’s largest furniture dealers with the combination of our catalogue furniture and full service contract furniture programmes.

To assist customers seeking expert furniture services in the contract furniture area, we launched Corporate Express Business Interiors. CEBI will act as the ‘one accountable source’ for our customers’ business furniture and interior needs. The CEBI team of expert space planning and reconfiguration consultants, project managers and installation professionals handle the details from start to finish. Our catalogue furniture business launched a programme called OfficeNow that is focused primarily on providing customers with the right selection of products along with convenience, reliability and value.

A comprehensive customer solution
The popularity of eCommerce sales continues to grow. eCommerce sales now represent 68% of our traditional office products and facility supplies sales. In 2005 we continued to enhance our proprietary eCommerce tool, E-Way®, by launching online text chat for customer support. It was quickly embraced by our customers as a convenient alternative to making a phone call. In addition, a new workflow tool was launched that enables Corporate Express to map any customer order approval process into E-Way®.

E-Way’s® marketing capabilities were enhanced to allow Corporate Express to create a variety of targeted customer promotions such as ‘buy-one, get-one’ offers. OneShop Express™ provides customers with the ability to place one order, receive one invoice and process one payment over our multiple product lines. Last year use of OneShop Express™ rose dramatically and is now used with more than 40,000 being processed.

Focused sales force
Market share growth in our strategic and large size customer base was driven by our industry-leading strategic accounts sales organisation. We also saw significant success in the health care markets. In the mid-market segment we enhanced our sales effort by implementing integrated sales teams to deepen customer relationships by increasing both the quality and quantity of contacts with customers and prospects.

In addition, we introduced Salesforce.com, a fully integrated sales management and customer relationship tool, to all sales associates. Adoption and usage rates are very high. To support selling efforts across these segments, we expanded our direct mail and email marketing efforts. In 2006, we will continue to enhance our mid-market selling approach and tools to meet mid-market customer needs and drive growth in this category.

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Buhrmann	Divisional Overview	21
Annual Overview 2005	4 Office Products North America

4  Offering facility and break room products is a successful element of Corporate Express’ product line expansion programme. We will continue to explore opportunities to expand our product range.

4 With our dedicated vehicles, customer service and inventory, we can operate as a local provider on a nationwide scale.

Enhancing operational excellence
In 2005 we continued to enhance the efficiency and quality of our warehouse and distribution operations. We completed implementation of roadnet dynamic routing that creates the most efficient delivery routes based on each day’s orders.

The activation of our pick-to-voice system realised major benefits with higher productivity and quality in our warehouse operations in a year that saw greater product movement due to sales growth. We converted four additional sites from conveyor to the more efficient and higher quality pick-to-cart order assembly process. In addition to the energy cost savings from the roadnet implementation and pick-to-cart conversions, we installed energy-efficient lighting in the majority of our distribution centres.

Our regional mixing centre distribution warehouses enabled high fill rates and improvement in the distribution of our Corporate Express brand products, many of which were sourced internationally. These enhancements also drove regional stocking to leverage our cost and buying power with preferred suppliers. They also improved the cost effectiveness of purchases to support our facility supplies growth.

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22	Buhrmann	Divisional Overview
	Annual Overview 2005	4 Office Products Europe

DIVISIONAL OVERVIEW

Office Products Europe

Corporate Express Europe is focused on growing its business through a ‘differentiated sales approach’ whereby it tailors its sales strategy to the type of customer Corporate Express is targeting.

Highlights in 2005
	•	Sales trend turned positive
	•	Copier and furniture business in Germany being restructured
	•	European functions centralised and strengthened

4 ‘Virtual stocking’ of computer supplies allow us to broaden our product range without increasing working capital.		Priorities for 2006
	•	Development of mid-market programme
	•	European sourcing initiative leveraging global relationships
	•	Merchandising initiatives focused on product range management

Web link
www.corporateexpress.info

Return to growth
2005 saw a return to growth in our Office Products business in Europe. Despite challenging market conditions, organic sales grew 4% over the course of the year. Contributing factors were market share gains and the broadening of our existing product range. By expanding our offering to include facility supplies, off-the-shelf furniture and print and forms management, we have become a single-source supplier to growing numbers of our customers. This allows us to reinforce customer loyalty which, in turn, is ensuring that we maintain and grow our market share.

Our customers are diverse in terms of size and in their varying needs regarding service, delivery and product assortment. A strong local presence, supported by our extensive pan-European network, helps us to deliver a value-adding solution to our customers.

Strength in local activities including logistics, IT implementation, customer care and sales, is being aligned with a more integrated and centralised approach in areas like merchandising, marketing, international tenders and eCommerce. Divisional management has been strengthened and expanded in order to further encourage this process.

Key figures				at constant
in millions of euro, unless stated otherwise	2005	2004	in EUR	rates

Net sales	947.6	913.8	3.7%	3.9%

Gross contribution	308.7	306.8	0.6%	0.8%

EBITE	7.2	0.7	–	–

Average capital employed	116.9	124.9	(6.4%)	(2.5%)

Return on sales (ROS)	0.8%	0.1%

Return on average capital employed (ROCE)*	6.2%	0.6%

Number of employees	3,694	3,804

* Excluding goodwill.

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Buhrmann	Divisional Overview	23
Annual Overview 2005	4 Office Products Europe

4 Our private brand products compare favourably in terms of quality and price with manufacturer brands.

4  In the age of handheld devices and
laptops, an office chair is still one of the
most important tools for those working
in the modern office environment.

4  In collaboration with Konica
Minolta,Veenman introduced their own
brand of multifunctional printer-copiers
named Linium®.

Germany
Germany remains our largest European market. Our sales grew strongly as we capitalised on our market position. While customers are still reducing their spend, we were able to win market share by emphasising our customer focus, eCommerce and IT capabilities. We were also successful in winning new customers in the mid-market.

We are restructuring our office furniture activities, switching the focus from project furniture sales to off-the-shelf furniture. This has been achieved by reducing the number of furniture showrooms and integrating furniture as part of our overall product offering.

Benelux
In a challenging environment, our Benelux region has gained new customers and also balanced the customer portfolio with a growing number of customers from the medium-sized company segment. Our customer portfolio is skewed to large account customers that have been downsizing. However, the rate at which they were reducing their spending and workforce slowed during 2005.

United Kingdom
Our U.K. operations markedly improved sales year-on-year. The groundwork was laid during 2004 by our reinvigorated sales effort that resulted in new client wins. In contrast to Continental Europe, the economic environment in the U.K. has generally been more favourable.

Other European markets
France, historically focusing on small- and mid-sized customers has now been able to tender and win business from large, national customers as a result of establishing nationwide coverage.

Our operations in Sweden, Austria and Ireland showed good growth by winning new customers, mainly in the small- and mid-sized segment. Our local presence in Poland and Hungary resulted in strong sales growth supported by the benefits flowing from the accession to the European Union. We have expanded our pan-European network into the Baltics via a new partner.

Veenman
Veenman, supplier of products, services and complete solutions for the management of physical and electronic documents, introduced a private brand solution for the copier market. After reaching agreement with Konica Minolta, Veenman markets its products under the Linium® brand.

Veenman Netherlands had another successful year with continued growth in sales and operating results that were driven by favourable market circumstances and a proactive marketing approach. Veenman Germany, established as a separate legal entity as of 1 January 2005, is headed by new local management and has adopted the business model of Veenman Netherlands.

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24	Buhrmann	Divisional Overview
	Annual Overview 2005	4 Office Products Australia

DIVISIONAL OVERVIEW

Office Products Australia

Corporate Express Australia’s growth strategy is focused on being the single-source supplier of choice in order to gain a larger share of its customers’ business, ranging from the mid-market to the large account segment.

Highlights in 2005
	•	Continued high growth rates
	•	Increased presence in mid-market
	•	Further expansion in new product categories

Priorities for 2006
	•	Continue roll-out of single-source supplier business model
	•	Further expand mid- and small-customer segments
	•	Project One Source to maximise business efficiency

4 Our IT and eCommerce systems enable customers to benchmark their departments, locations and business units in order to control purchasing costs.		Weblink www.ce.com.au

Single-source supplier success
Office Products Australia continues to deliver growth in its businesses. By offering an expanded range of products we are successfully meeting our customers’ needs for the full complement of products that are essential in a modern office operation. Besides product categories such as facility supplies, IT solutions, promotional marketing, office furniture and print manage-ment,this also includes industrial and medical consumables and workplace safety supplies. The single-source supplier concept has taken root in our markets and is being welcomed by growing numbers of our customers.

We are continuing to experience robust performance from the large account segment. But we also enjoyed success in broadening our customer base by growing the number of small-to mid-sized customers. Already offering one of the most comprehensive distribution networks in its industry, Corporate Express Australia expanded its network and now operates through 45 locations, servicing over 45,000 customers.

In addition to organic growth, we expect acquisitions to remain an important source of future expansion. Acquisitions allow us to develop and grow new product categories and to consolidate our existing market position. In 2005 seven companies were acquired in the area of office supplies, promotional products, janitorial supplies and packaging, generating annualised revenue of about €19 million.

Key figures					² at constant
in millions of euro, unless stated otherwise	2005	2004	in EUR		rates

Net sales	700.7	596.0	17.6%		13.7%

Gross contribution	215.5	191.1	12.8%		9.0%

EBITE	59.1	53.5	10.3%		6.6%

Average capital employed	59.8	52.3	(16.0%	)	(9.2%	)

Return on sales (ROS)	8.4%	9.0%

Return on average capital employed (ROCE)*	99.5%	102.6%

Number of employees	2,337	2,200

* Excluding goodwill.

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Buhrmann	Divisional Overview
Annual Overview 2005	4 Office Products Australia	25

4  Our own coffee brand, Amoroso,
is made from the world’s finest Arabica
coffee beans.

4  Our investments in technology allow
Corporate Express to continuously
raise the standard for customer service
and reliability.

By expanding our private brand range into our specialty categories, like our own coffee brand, Amoroso, or a range of cleaners, detergents and disinfectants under the name EXP Kleen, we have been able to reinforce our single-source model and strengthen our customer relations. As a consequence, sales of our range of private brand products grew 29% to 30%.

eCommerce sales in 2005 represented 43% of total sales. Strong sales in IT hardware, software and furniture impacted the percentage, as these products do not lend themselves well to being ordered electronically. The greater proportion of IT products in the sales mix is also partly responsible for the decline of the gross contribution as a percentage of sales.

To address the cost structure of the operations, project OneSource has been initiated to identify efficiencies, to improve the way the business is run and to reduce underlying operational costs. Best practices, intensified cooperation between the different business lines, as well as the introduction of a range of new systems, such as a technician workflow management system and a new sales automation system, are being implemented.

In April Corporate Express Australia Ltd. completed an off-market share buy-back. A total of 6.3 million shares were purchased for A$35 million. Illustrating our confidence in the strong dynamics in the business, Buhrmann chose not to participate in the buy-back, thereby raising its stake in Corporate Express Australia to 53%.

In 2006 Office Products Australia will continue to demonstrate that the strategy of offering customers the convenience of sourcing all they need for their business from a single supplier is the correct one.

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26	Buhrmann	Divisional Overview
	Annual Overview 2005	4 ASAP Software

DIVISIONAL OVERVIEW

ASAP Software

ASAP Software plans to drive value by an increasing penetration in the segment of small- and medium-sized businesses, expanding its service offering and opening up new geographic markets. It is also broadening its product range to include computer hardware and peripherals.

Highlights in 2005
	•	Extended its geographic coverage by opening additional field offices in Canada, Germany and France
	•	Realised strong gains in asset management solution eSmart™
	•	Strengthened sales organisation

Priorities for 2006
	•	Increase penetration in small- and medium-sized businesses
	•	Expand sales in the higher margin IT service area
	•	Invest in future growth opportunities: consultancy services and mid-market
4 We aim to continuously find new ways of delivering customer service.
Web link www.asap.com

ASAP Software is a leading provider of software licensing services and PC hardware to businesses and institutions in North America and Europe with the convenience of a one-stop-shop solution. We focus on helping our customers evaluate, purchase, track, deploy and support their PC technology assets. By operating through a network of vendor partners, ASAP Software is able to offer a wide breath of hardware products virtually without inventory. We also support software publishers’ processes for licensing, renewals and control of digital rights. ASAP Software and Corporate Express sales teams engage in lead sharing and cross-selling opportunities.

Since the early days of the PC software business, leading IT companies have counted ASAP Software among their top sales and marketing partners worldwide. Our market strength is built on our ability to deliver high levels of customer satisfaction. To offer reliable alternatives to products and services, we also provide growing numbers of customers the increasingly important competitive advantage of being their single-source supplier of IT solutions.

Investments in hardware, IT solutions and new customer segments delivered solid results and market share gains. Our PC hardware sales grew strongly in 2005 as did our asset management solution, eSmart™. We also enjoyed unprecedented growth levels for services delivered to the publisher community through the License Technologies Group. We achieved more than double the industry-average growth in the fast-growing small and mid-sized business segment.

Key figures				at constant
in millions of euro, unless stated otherwise	2005	2004	in EUR	rates

Net sales	773.4	764.8	1.1%	1.2%

Gross contribution	79.3	71.5	10.8%	10.9%

EBITE	33.0	30.5	8.1%	8.2%

Average capital employed	19.3	(7.4)

Return on sales (ROS)	4.3%	4.0%

Return on average capital employed (ROCE)*	n/a	n/a

Number of employees	544	461

* Excluding goodwill.

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Buhrmann	Divisional Overview	27
Annual Overview 2005	4 ASAP Software

4  When it comes to buying and
managing technology, ASAP Software
plays a leading role in helping
customers make the right decisions.

4  ASAP Software does business with
clients in 45 different countries around
the world.

We extended the reach of our certified sales professionals by opening new field offices in the U.S., Canada, Germany, and France. In addition, new technical certifications and expertise were brought on line, enabling us to provide additional breadth of products and levels of support to all customers.

Positioned for tomorrow
We look forward to driving growth in all aspects of our business, including our core software licensing offerings. We are anticipating a robust outlook for new IT offerings. We expect to leverage the opportunities provided by new product roll-outs from key partners. ASAP Software’s relationships with vendors put us in a strong position to capitalise on emerging industry trends and opportunities, while Corporate Express provides a significant opportunity for enlarging our customer base.

Comprehensive solutions for the mid-sized market
Organisations with fewer than 1,000 information workers are anticipated to grow their IT investments more rapidly than larger businesses over the next several years. We expect to benefit from this trend with our breadth of product offering and the accessibility of our eCommerce systems to small- and medium-sized customers. This segment will also benefit from the migration of IT management tools from which larger organisations have benefited for years.

Research suggests that customers prefer to buy from vendors when there is local contact. By continuing to leverage ASAP Software’s efficient infrastructure, our professional selling team expects to achieve greater market penetration in the mid-sized customer space as well as the other segments we serve.

Our approach is to profitably expand from our software base. We expect to gather greater speed in our strategic diversification initiatives with more products and services, and greater reach into high-growth market segments.

While adding new customers it is our aim to capture a greater share of our customers’ IT spending. With thousands of client relationships and hundreds of valuable vendor partnerships, ASAP Software will drive significant value for our customers and stakeholders.

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28	Buhrmann	Divisional Overview
	Annual Overview 2005	4 Graphic Systems

DIVISIONAL OVERVIEW

Graphic Systems

Graphic Systems aims to leverage its position as a supplier of printing equipment by selling related services, supplies and spare parts.

Highlights in 2005
	•	Order intake for machines trending upwards
	•	Successful cost management
	•	Internet ordering grew by 20%

Priorities for 2006
	•	Wider range of equipment on sale
	•	Capitalise on recovery in printing industry
	•	Streamlining operations
4 Printed products require equipment that is more precise than a Swiss watch.		Web link www.buhrmanngraphics.info

Reinforcing customer relations
Graphic Systems is a leading value-added reseller of printing equipment and related services, supplies and spare parts in six European countries: Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. With close to 1,000 highly trained sales and technical people, we operate as the official business partner for Heidelberger Druckmaschinen AG, the premier, global manufacturer of graphics machinery. The 79-year relationship between Heidelberg and Graphic Systems is governed by a five-year contract.

The European graphic industry comprises some 80,000 firms, of which the vast majority employ less than 20 people. Our main customer groups are commercial and industrial printers. Since demand for printing equipment strongly correlates with capacity utilisation at the printers, and technological innovation, the industry is subject to cyclical swings that do not necessarily mirror the general economic cycle. From the second half of 2004 we have witnessed a recovery in spending, albeit at a slower pace than in previous cycles. In 2005 we continued to deal with a weak economic environment in most of our markets with printing capacity utilisation still at a low level. However, order intake improved in line with the cycle.

We aim to satisfy our customer needs not only by supplying printing equipment, but also through our Triple S strategy: service, supplies and spare parts. By offering this ‘total solution’ we are able to reduce the impact of the cyclicality to which the printing sector is subject. In 2005 our Triple S sales represented 35% of divisional sales. Our Triple S strategy also facilitates the reinforcing of relationships with our customers.

Key figures
in millions of euro, unless stated otherwise	2005	2004		in EUR

Net sales	421.4	409.0		3.0%

Gross contribution	118.7	110.6		7.3%

EBITE	9.4	(1.0)		–

Average capital employed	95.0	118.8		(20.1%	)

Return on sales (ROS)	2.2%	(0.3%	)

Return on average capital employed (ROCE)*	10.0%	(0.9%	)

Number of employees	954	1,002

* Excluding goodwill.

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Buhrmann	Divisional Overview	29
Annual Overview 2005	4 Graphic Systems

4 Our people understand the specific needs of the industry and are able to identify the best solutions required for each customer.

4 As a result of our Triple S strategy we sell some 4,000 different consumables, ranging from offset plates to printing inks.

Building levels of trust
The substantial size and commitment involved in every new investment in a printing plant by commercial and industrial printers means sales of such equipment to individual customers are infrequent. Indeed, the high quality and durability of the equipment that we sell in itself limits the sale of new equipment.

The quality of our advice and service has a significant effect on the profitability of our customers. Our typical customer relationship starts by advising a printer on purchasing a tailor-made printing press. Subsequently, we may also supply equipment for the pre-press production phase, as well as finishing systems. We order, assemble and install the equipment for our customers, provide training and knowledge transfer, and agree service contracts with them on an annual basis.

Maintaining the high and consistent level of customer service is the foundation of strong and long-term customer relationships. The core of this lies in Graphic Systems ensuring by way of both service and reputation that we are the first port of call for anyone seeking new printing equipment.

The proportion of supplies ordered via the internet rose from 30% on average in 2004 to 36% on average in 2005, demonstrating that, for supplies, eCommerce is increasingly being welcomed, as a more efficient and simpler way for our customers to order than traditional phone, fax or mail ordering. The lower administration and sales costs involved in internet sales has been part of our success in keeping good control of costs. This translated into an increase in the operating result and a reduction in the average capital employed.

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31

Pursuing	operational excellence

Creative solutions
Operational excellence means finding ways and exploring opportunities that improve the performance of the Company while satisfying customer needs. In our drive to operational excellence we benefit from the ongoing investments made in our people, logistical infrastructure and IT capabilities.

Investments in logistic infrastructure allow the Company to raise the standard for geographic reach, reliability and service levels. In combination with sophisticatedIT capabilities such as tailored solutions that streamline billing and cost allocation, we help our customers to manage their procurement processes and purchasing costs better, saving time and money.

Our employees add value as they have the proven ability to develop new ideas and creative solutions supporting internal operational systems and processes as well as customer satisfaction. This is the key to operational excellence.

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32	Buhrmann	Corporate Responsibilities
	Annual Overview 2005	4 Our People

CORPORATE RESPONSIBILITIES

Our People

At Buhrmann we believe there is a direct link between our people and the Company’s success so we invest in attracting, motivating and retaining the best talent available.

Providing a positive work
environment by:
	•	Maintaining a workplace where all employees feel valued and are able to perform to their full potential
	•	Providing a fair and harmonious working environment for all employees
	•	Making it a priority to eliminate discrimination in all forms, including harassment and bullying
	•	Employing and assessing employees based solely on their skills and competences and the objective qualifications necessary to perform their job
	•	Supporting our employees in their development
4 Our people walk the extra mile to satisfy customer needs.	•	Meeting or exceeding the relevant statutory standards that govern the health and safety of employees and third parties visiting our workplace
	•	Adopting a strong stance against workplace violence
Web link
www.buhrmann.com

Buhrmann employs almost 18,000 people worldwide, covering 18 countries. As with any service-oriented business, the quality of our people is critical to our success. We regard our employees as an essential part of our foundation and future, so we invest as such.

Our policy is to employ suitably qualified and motivated people, irrespective of gender, race, religion or any other criterion, which is covered by our non-discrimination policy. The Company has been forced by circumstances to make a number of restructurings and reduce total headcount. We are able to report that these have progressed smoothly and without disruption, which is testament to our open and fair approach to employee relations overall.

We have introduced a number of new or updated policies concerning Equal Opportunities, Harassment and Grievance Procedures.

We are increasingly conscious of the gender mix within the Company. Overall, 41% of our employees are female. Importantly, in broadly defined ‘management’ positions, of which we have approximately 2,000, almost 30% of these are held by women. However, we have set ourselves targets to improve this position, and through our succession planning and development processes, we are confident that we will progressively improve the mix, even at very senior levels.

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Buhrmann	Corporate Responsibilities	33
Annual Overview 2005	4 Our People

4 Teamwork and sharing best
practices are important contributors
to our success.

4 Internal order handling is as
important as sales.

Given our role as a sales-and marketing-driven company, it is no surprise that a large proportion of our employees are customer-facing, in field and inside selling positions. Also given our substantial logistics infrastructure, this is the second most important function of our employees.

% of
Job function	employees

Direct and indirect selling	45

Warehouse, delivery and technical service	36

General and administration, of which:

Finance	6

ICT	4

Purchasing	4

Executive/corporate/others	5

The age and service profiles of our employees varies noticeably by geography, reflecting different levels of maturity and growth in our operations. In relatively fast-growing businesses, such as Australia, we see profiles skewed towards younger employees with shorter service, while our well-established graphics business has a relatively older composition.

% of
Age	employees

Below 30	18

30 to 39	31

40 to 49	31

Over 50	20

% of
Years of service	employees

Less than 5	46

5 to 10	27

10 to 20	19

Over 20	8

Training and development programmes operate at all levels in Buhrmann, as we seek to provide employees with both the skills necessary to fulfil their present jobs effectively, and the opportunities to demonstrate their capability to progress to more demanding positions. We have begun to monitor the quantum of training undertaken and will report this in future years.

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34	Buhrmann	Corporate Responsibilities
	Annual Overview 2005	4 Our People

CORPORATE RESPONSIBILITIES
Our People continued

Succession planning and the associated process for management development is taken seriously at Buhrmann, and requires annual input by managers at all operations.

4 Buhrmann has invested in a host of training programmes and supports on-the-job training as an effective way of investing in the Company’s future.

In the management training area, we continue our successful ‘Buhrmann Academy’ programme. The Academy targets all levels of Buhrmann management, so that learning and development opportunities are provided across a wide spectrum. In 2005, 160 European managers participated in a total of nine programmes aimed at providing the skills to improve execution of the Company strategy. Programmes were focused on leadership development, people management, selling skills, supply chain management, finance and change management.

Succession planning and the associated process for management development is taken seriously at Buhrmann, and requires annual input by managers at all operations to provide visibility of potential successors to all management team positions in each operation and country. In addition, a structured annual performance review process has been installed, which assists in identifying individual development needs and opportunities.

Building from operations upwards, the Executive Board reviews annually the potential for succession to the top 250 positions within the Company while the Supervisory Board reviews annually the top 50 positions. We have set targets that at least 70% of these top positions will be filled by internal candidates, when openings arise, and have achieved this level for the past two years. In addition, we have set a target that at least 45 of the top 50 positions will have one identified successor, and that twenty of them will have at least two choices. We believe that our disciplined and systematic approach will secure the future leadership talent that will be central to the Company’s progress.

We have progressively introduced employee attitude surveys, and these are a regular feature in the Company. In 2005, 30 surveys were conducted in our North American, European and Australian operations, covering more than 50% of our employees. These surveys provided a wealth of valuable information about our strengths and weaknesses as an organisation. They also provide an effective focus for dialogue between managers and their employees. Survey results indicate global strengths in such areas as understanding of the job, results expected and Company goals, the work environment and understanding customer needs. However, we see opportunities to provide more frequent internal communication, and use of a wider range of channels.

Relations with Works Councils at the local level, and with the Buhrmann European Works Council, continue to be effective and fruitful. Both the European and Netherlands Works Council meetings are routinely attended by our Chief Executive Officer, and the senior Group Human Resources staff. Collective agreements with relevant trade unions (where there exists a local agreement) are respected, and Buhrmann remains fully supportive of the rights of free association of its employees.

Health and safety
The pursuit of a safe and healthy working environment is a key goal of our management. All operating companies have safety policies and procedures which meet or exceed the requirements of the jurisdiction where they are based.

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Buhrmann	Corporate Responsibilities	35
Annual Overview 2005	4 Our People

4 Employee involvement is critical to achieving our safety, health, and environmental objectives.

4  Our quality management systems and
safety instructions create the basis for
safe and ecologically sound operations.

At the Annual General Meeting of Shareholders in April 2005, we committed to developing a Company-wide reporting scheme aimed at disclosing our safety performance, and through this monitoring, to set standards of performance and improvements. We have adopted measurements based on the number of lost time injuries, the injury severity rate (being the average number of days lost per injury), and the lost time injury frequency rate, which is the number of lost time injuries divided by total hours worked, multiplied by one million.

The results for 2005 are based on individual reports which cover 95% of our total employees. We will increase the coverage in 2006, and work to ensure that all data is collected and recorded in the same way. There is a relatively wide spread of performances across our operations, which implies that we have the opportunity to improve the poorer performers, and hence the overall outcome. To pursue this, we will progressively step up our monitoring of safety, and ensure that best practices are adopted across the Company, and that safety training is effective.

2005

Numbers of lost time injuries	343

Injury severity rate (average)	8 days

Lost time injury frequency rate	8

While no injury at work is acceptable, we also must recognise that a significant number of our employees (approximately 30%) are either driving delivery trucks, or are salesmen with cars, and therefore often exposed to risks which are not directly under our control. We are pleased that none of the injuries reported has resulted in a fatality.

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36	Buhrmann	Corporate Responsibilities
	Annual Overview 2005	4 Business Principles

CORPORATE RESPONSIBILITIES

Business Principles

Our aim is to act positively and responsibly in our business dealings, recognising the legitimate needs of all of our stakeholders, and the communities in which we operate.

Business conduct Through our Business Principles and Code of Ethics we put particular emphasis on:

	•	Fair business conduct
	•	Avoidance of conflicts of interest
	•	Commitment to sustainable
environmental behaviour
	•	Community involvement
	•	Fair disclosure

This is complemented by our policies on internal control and whistle-blowing.

4 In addition to encouraging customers to recycle, we also promote environmentally- responsible behaviour in our own organisation.
Web link www.buhrmann.com

A comprehensive Code of Conduct has been in force within Buhrmann for well over a decade. Our Business Principles and Code of Ethics applies to all employees within the Company and governs the way we do business. These principles help us ensure high levels of customer service, the basis on which we relate to our suppliers, and the respect with which we treat our employees. The full text of our Business Principles and Code of Ethics can be downloaded from www.buhrmann.com.

Buhrmann has enrolled as an ‘Organisational Stakeholder’ in the Global Reporting Initiative (GRI), and we aim progressively to expand our reporting to our stakeholders, following the guidelines of GRI. This process was initiated in 2005, and we expect it will take a number of years before we can claim that we are reporting fully ‘in accordance’ with the GRI guidelines. This results from the need to harmonise definitions across all of our operations, test the validity of data collected, and install appropriate processes to establish continuous improvement and effective monitoring. This can be considered akin to a financial reporting system, to the extent that we need to have full confidence in the validity of the reports we see, and that the standards we set ourselves can be properly measured and met.

Environment
Buhrmann is a supplier of office products, desktop software and a distributor of graphic equipment and related services. As such we do not manufacture so our footprint in the world is relatively light compared to others. There are two impacts which we consider – the products which we source from our suppliers and which we offer to our customers, and the impact of our own operations. Concerning products and our suppliers, we have issued a supplier compliance policy which requires our suppliers to comply with all applicable laws and regulations in respect of protecting the environment, and to provide us with a copy of their own environmental compliance policy. Additionally, this policy requires suppliers to operate in compliance with labour laws, rights of employees to free association, and health and safety regulations.

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Buhrmann	Corporate Responsibilities	37
Annual Overview 2005	4 Business Principles

4 The toner and inkjet printer cartridge
collection programmes we conduct for
numerous customers are amongst our
most successful recycling initiatives.

4 In 2005 we were the leading sponsor
of the Buhrmann Midsummer Jazz
Gala, the opening concert of the
renowned North Sea Jazz Festival.

Ultimately, our customers decide what are the important features of the products they purchase. We do our utmost to supply them with a wide choice of environmentally acceptable products, and a clear explanation of the nature of these products.

Minimising the environmental impact of our own operations makes sound business sense. Corporate Express catalogues, for instance, are printed with environmentally friendly ink on recycled paper. In North America we collected and recycled over 350 tons of catalogues. We invest in fuel-efficient delivery vehicles and maintain an up-to-date fleet. The increasing use of sophisticated route-planning software minimises distances travelled. Operations participate actively in local business groups to share best practices, including larger-scale national activities aimed at promoting effective recycling, and certification of environmentally sensitive practices.

Community involvement
For more than a century we have recognised that the interests of Buhrmann and all its stakeholders are mutually dependent. We are selective in choosing the projects we provide with support, as we believe that we can make a bigger impact for the organisations involved through focused contributions. Our Business Principles and Code of Ethics clearly excludes making payments to political parties and organisations, or to their representatives.

Our community involvement reflects the way we operate. In 2005 virtually every Buhrmann business sponsored, supported or in some other way contributed to initiatives on a local, regional, national and global level. In 2005, the range and scale of activities by our operations and people exceeded anything seen in prior years. While our people continue to give freely of their time and energy to support hundreds of worthwhile local causes, two major events attracted remarkable support. The Asian tsunami and hurricane Katrina stimulated an enormous range of charitable activities, fundraising and donations across the Company, in addition to the many regular activities in which we participate.

At a corporate level, Buhrmann continued to support a number of initiatives in the preservation of cultural heritage, performing arts, disaster relief and health care. Our Divisions also support several different non-profit organisations and projects on a national and local level. During the year many directed their enthusiasm, passion, commitment and personal time to the benefit of a broad range of charities in child welfare, education, natural disasters and health care. Employees are encouraged to make charitable contributions to their local communities. The fact that so many do speaks volumes for the culture of our businesses: a culture that embodies teamwork, a can-do attitude and a sense of community.

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38	Buhrmann	Summary Financial Information
	Annual Overview 2005	4 Financial Considerations

SUMMARY FINANCIAL INFORMATION

Financial Considerations

In 2005 Buhrmann delivered significant sales growth by gaining market share and selling an increasingly wide selection of products to existing customers.

Highlights in 2005
•	Significant sales growth
•	Gross contribution developed in line with sales
•	Operating result (EBITE) increased at a faster pace than the increase in gross contribution
•	Capital structure further optimised

Priorities for 2006
•	Sustainable profitable sales growth remains top priority
•	Pursue operational excellence
•	Satisfy customer needs

Net sales
In 2005 net sales for the Buhrmann Group were €5,890 million compared to €5,553 million in 2004, an increase of 5.4% at constant rates. The acquisition of Portsmouth Paper Company in the United States as well as several acquisitions by Office Products Australia contributed to net sales growth. Net sales on an organic basis increased with 6%. The net sales growth has been supported by positive economic conditions in North America and Australia. In these markets sustained growth was underpinned by a gradual growth in white-collar employment. Despite challenging economic circumstances, Office Products Europe resumed sales growth. Demand for new printing presses from Graphic Systems increased but at a lower pace compared to previous cyclical recoveries.

Gross contribution
Competitive pressure reflected in margin erosion due to re-tendering and incentives attached to new customer contracts, as well as a stronger growth in the large account segment (which experiences lower gross contribution margins) and a stronger growth in lower margin product categories (such as computer hardware and software and computer supplies), had a negative impact on gross contribution. However, gross contribution as a percentage of net sales was stable at 30.1% due to the positive impact on gross contribution of our private brand, preferred supplier and global sourcing initiatives. Graphic Systems contributed positively to gross contribution as a percentage of net sales thanks to improved margins on machinery sales.

Operating result
Operating result of the Group increased 8.2% from €214 million in 2004 to €232 million in 2005. At constant exchange rates the increase was 6.7%. The operating result as percentage of net sales was stable at 3.9%.

Operating expenses in the business segments Office Products North America, Europe and Australia increased mainly as a result of higher warehousing and delivery expenses. This was driven by higher sales volumes and the impact of higher fuel expenses. ASAP Software invested in new sales people to expand in the segment of small- and medium-sized organisations. Graphic Systems could keep its operating cost level stable by effective cost control (and reduced FTE numbers).

Corporate operating expenses, not allocated to the business segments, were €12 million in 2005 compared to €6 million in 2004. This increase is mainly due to higher consultancy fees notably for the implementation of Sarbanes-Oxley and charges following the rationalisation of our holding organisation.

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Buhrmann	Summary Financial Information	39
Annual Overview 2005	4 Financial Considerations

Total operating expenses included an income of €18 million in 2005 and €15 million in 2004 related to the financing part of the pension plan in the Netherlands, which is a defined benefit plan. Of this income approximately €16 million in 2005 and €13 million in 2004 is included in Corporate operating expenses relating to the inactive participants in this plan.

Total share-based payments charges were €7 million in 2005 (€6 million in 2004), largely allocated to the business segments.

Exceptional items included in operating expenses in 2005
Operating expenses in 2005 included a number of exceptional items. Excluding these exceptional items, operating expenses would have increased with 4.4% at constant exchange rates.

In 2005, in the Office Products North America business segment we recorded a €10 million charge for the centralisation of the local, administrative operations such as credit and collections and customer care.

A charge of €4 million was recorded in the Office Product North America business segment to settle with the U.S. Department of Justice, allegations that Corporate Express Office Products submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreements Act.

In Office Products Europe, we recorded an expense of €8 million in 2005 for restructuring of the German copier and furniture business as well as restructuring activities of Corporate Express Benelux.

Operating result, excluding these exceptional items, increased 15.4% at constant exchange rates, from €219 million to €253 million. Operating result, excluding these special items, as a percentage of net sales was 4.3%.

Financing expenses; taxes; other financial items
In 2005 financing expenses, excluding exceptional financing expenses, amounted to €106 million, of which cash interest amounted to €61 million in 2005 compared to €65 million in 2004. Non-cash interest, including amortisation of financing fees, was €8 million in 2005. €19 million of dividend on preference shares was recorded as an expense of which €11 million relates to Preference Shares A.

Exceptional financing expenses of €85 million related to the repurchase of the Preference Shares C were recorded in 2005. The repurchase of the Preference Shares C was funded by the placement of the 2015 Notes in February 2005, a discounted rights issue in March 2005, which raised €250 million and cash on hand. This resulted in a charge of €85 million in 2005 which constitutes the difference between the value paid and the book value of the liability and conversion option which were both recorded as debt.

The fair value changes in 2005 of €18 million negative (2004: €23 million positive) related mainly to the Preference Shares C which are denominated in US dollars.

Profit taxes for 2005 amounted to €28 million versus €5 million in 2004, reflecting an effective tax rate of 15% in 2005 and 4% in 2004. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the Preference Shares A and C which are exempted from taxes. The full year 2005 cash tax payments amounted to €30 million.

Minority interests included in other financial results mainly represent the 47% (2004: 49%) share of third parties in the result of Corporate Express Australia Ltd. In April 2005, Corporate Express Australia Ltd completed an off-market share buy-back, purchasing a total of €6.3 million of its own shares for A$35 million. Buhrmann chose not to participate in the buy-back, thereby raising its interest in Corporate Express Australia Ltd to 53%.

Exceptional other financial results concerns the (partial) release of provisions regarding contractual obligations relating to the disposal of operations in previous years and mainly related in 2005 to the divestment of Kappa Packaging which took effect in 1998 and in 2004 to the sale of the Paper Merchanting Division which took effect in 2003.

In 2005 cash flow available for financing activities (which does not include interest paid and dividend paid on preference shares) was €146 million positive, compared to €191 million positive in 2004.

The decline is mainly due to an increase in working capital of €51 million to fund the growth of our businesses. We continued our disciplined working capital management resulting in an average working capital as a percentage of sales (on a four-quarter rolling average) of 8.4%.

Net interest-bearing debt decreased to €1,080 million at year end versus €1,118 million at the end of 2004 despite the translation effect due to the appreciation of the US dollar versus the euro in 2005, which led to an increase of €102 million.

Net result
In 2005 a net result attributable to holders of ordinary shares of €2 million was realised compared to a net result of €90 million in 2004. Excluding exceptional items and fair value adjustments, net profit would have amounted to €118 million compared to €82 million in 2004, a 44% increase, representing 0.70 per ordinary share in 2005, compared to 0.57 in 2004.

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40	Buhrmann	Summary Financial Information
	Annual Overview 2005	4 Consolidated Statement Income

SUMMARY FINANCIAL INFORMATION
 for the years ended 31 December 2005 and 2004

in millions of euro (unless stated otherwise)		2005	2004

Consolidated Income Statement

	Net sales	5,890	5,553

	Purchase value of trade goods sold	(4,114)	(3,882)

	Gross contribution	1,776	1,671

	Operating expenses	(1,434)	(1,362)

	Exceptional operating expenses	(21)	(5)

	Depreciation property, plant and equipment and amortisation intangibles and software	(89)	(89)

	Operating result (EBIT)	232	214

	Net financing costs*	(106)	(92)

	Exceptional financing costs	(85)	(35)

	Result before profit tax	41	88

	Profit tax	(28)	(5)

	Exceptional profit tax items and tax on fair value changes	3	18

	Other financial results	(19)	(18)

	Exceptional other financial results	5	6

	Net result	2	90

	Net financing costs*

	Cash interest	(61)	(65)

	Dividend preference shares	(19)	(42)

	Non-cash interest (including amortisation fees)	(8)	(7)

	Fair value changes	(18)	23

	Net financing costs	(106)	(92)

Reconciliation of Net result

B	Net result attributable to holders of ordinary shares Buhrmann NV (GAAP measure)	2	90

	Add back:

	Exceptional other financial results	(5)	(6)

	Exceptional profit tax items	(4)	(20)

	Exceptional financing costs	85	35

	Exceptional operating costs / income	21	5

	Total exceptional items net of tax	98	14

	Net result before exceptional items	100	104

	Add back:

	Fair value changes	18	(23)

	Profit tax on fair value changes	1	1

	Total fair value changes net of tax	18	(21)

A	Net profit before changes in fair value and exceptional results (non-GAAP measure)	118	82

Per ordinary share (basic)

A	Net profit before changes in fair values and exceptional results (non-GAAP measure) (in euro)	0.70	0.57

B	Net result (GAAP measure) (in euro)	0.01	0.62

	Dividend on ordinary shares (in euro)	0.17	0.14

	Pay-out (dividend / A x 100%)	24.3%	24.6%

	Average number of ordinary shares (x 1,000)	168,231	144,837

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Buhrmann	Summary Financial Information	41
Annual Overview 2005	4 Consolidated Balance Sheets

in millions of euro	2005	2004

Consolidated Balance Sheets

Non-current assets

Goodwill	1,499	1,322

Property, plant and equipment and intangible assets (software)	333	322

Prepaid pensions, deferred tax and other non-current assets	565	524

Total non-current assets	2,397	2,169

Current assets

Inventories	453	403

Trade receivable	874	754

Other receivables	204	179

Cash*	114	154

Total current assets	1,645	1,490

Total assets	4,042	3,659

Group equity

Shareholders’ equity	1,450	1,062

Minority interest	59	56

Group equity	1,510	1,118

Non-current liabilities

Preference shares and loans*	1,138	1,232

Deferred tax, pension obligations, derivatives and provisions	242	285

Total non-current liabilities	1,380	1,517

Current liabilities

Loans and bank overdrafts*	56	40

Trade payables	725	673

Other liabilities	372	311

Total current liabilities	1,152	1,024

Total equity and liabilities	4,042	3,659

Working capital	474	388

Capital employed	2,303	2,026

Net interest-bearing	1,080	1,118

* These are components of net interest-bearing debt.

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42	Buhrmann	Summary Financial Information
	Annual Overview 2005	4 Consolidated Cash Flow Statement

SUMMARY FINANCIAL INFORMATION continued
for the years ended 31 December 2005 and 2004

	January – December		January – December
in millions of euro		2005		2004

Consolidated Cash Flow Statement

Operating result (EBIT)		232		214

Depreciation property, plant and equipment and amortisation intangibles		89		89

Other adjustments for non-cash		17		4

(Increase)/decrease in inventories	1		(16)

(Increase)/decrease in trade receivables	(47)		(3)

Increase/(decrease) in trade payables	(11)		56

(Increase)/decrease in other receivables and liabilities	6		(4)

(Increase)/decrease in working capital		(51)		32

Payments for defined benefit plans		(9)		(7)

Profit tax paid		(30)		(22)

Other operational payments (including restructuring)		(17)		(35)

Cash flow from operational activities		232		276

Investments in property, plant and equipment and software		(64)		(62)

Acquisitions, integration and divestments		(23)		(23)

Cash flow available for financing activities		145		191

Interest and dividend preference shares paid	(70)		(65)

Shares issued	239		5

Dividend on ordinary shares paid	(12)		(4)

Payments minority shareholders	(31)		(8)

Change in non-current financing	(325)		(104)

Cash flow from financing activities		(199)		(177)

Net cash flow (change in current financing)		(54)		14

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Buhrmann	Summary Financial Information	43
Annual Overview 2005	4 Consolidated Cash Flow Statement

in millions of euro	2005	2004

Financial ratios

Interest cover (4 quarterly rolling)

EBITDAE/cash interest	5.6	4.7

EBITDA/cash interest	5.2	3.0

Cash interest excludes dividend preference shares

Leverage ratio

Net interest-bearing debt/EBITDAE	2.7	2.2

Net interest-bearing debt/EBITDA	2.9	2.2

Net interest-bearing debt excludes preference shares and financing fees

Solvency

Group equity in percentage of total assets	37%	31%

Net interest-bearing debt in percentage of Group equity	72%	100%

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44	Buhrmann	4 Key Figures
Annual Overview 2005

KEY FIGURES

Net sales per Division

in millions euro	2005	2004

Office Products North America	3,047	2,869

Office Products Europe	948	914

Office Products Australia	701	596

ASAP Software	773	765

Graphic Systems	421	409

Buhrmann	5,890	5,553

Return on sales (ROS)

EBITE (operating result before exceptionals)
as a percentage of net sales	2005	2004

Office Products North America	5.1	4.9

Office Products Europe	0.8	0.1

Office Products Australia	8.4	9.0

ASAP Software	4.3	4.0

Graphic Systems	2.2	(0.3)

Buhrmann	4.3	3.9

Organic growth of sales

in percentage	2005	2004

Office Products North America	6	n/a

Office Products Europe	4	n/a

Office Products Australia	10	n/a

ASAP Software	7	n/a

Graphic Systems	4	7

Buhrmann	6	2

Gross contribution

in millions of euro	2005	2004

Office Products North America	1,054	991

Office Products Europe	309	307

Office Products Australia	216	191

ASAP Software	79	72

Graphic Systems	119	111

Buhrmann	1,776	1,671

Gross contribution as a percentage of net sales

in percentage	2005	2004

Office Products North America	34.6	34.5

Office Products Europe	32.6	33.6

Office Products Australia	30.7	32.1

ASAP Software	10.3	9.4

Graphic Systems	28.2	27.0

Buhrmann	30.1	30.1

Return on capital employed (ROCE)

EBIT as a percentage of average
capital employed excluding goodwill	2005	2004

Office Products North America	29.5	26.3

Office Products Europe	6.2	0.6

Office Products Australia	99.5	102.6

ASAP Software	n/a	n/a

Graphic Systems	10.0	(0.9)

Buhrmann excluding goodwill
and exceptionals (EBITE)	30.6	26.5

Buhrmann including goodwill
and exceptionals (EBIT)	10.3	9.6

Results

in millions of euro	2005	2004

Office Products North America	156	141

Office Products Europe	7	1

Office Products Australia	59	54

ASAP Software	33	31

Graphic Systems	9	(1)

Holdings	(12)	(6)

EBITE Buhrmann	253	219

Exceptional items	(21)	(5)

EBIT	232	214

Total financing expenses	(191)	(126)

Other financial results	(14)	(12)

Net result	2	90

Net profit before exceptional results
and changes in fair values	118	82

Cash flow

in millions of euro	2005	2004

Cash flow from operating activities	232	276

Cash flow from investing activities	(86)	(85)

Available cash flow	145	191

Cash flow from financing activities	(199)	(177)

Net cash flow	(54)	14

Balance Sheet

in millions of euro	2005	2004

Total assets excluding goodwill	2,543	2,337

Total assets including goodwill	4,042	3,659

Capital employed before goodwill	807	710

Capital employed after goodwill	2,303	2,026

Shareholders’ equity	1,450	1,062

Total equity	1,510	1,118

Interest-bearing debt	1,080	1,118

Financial ratios

Total equity as a percentage of total assets	37%	31%

Interest-bearing debt as a percentage
of total equity	72%	100%

EBITDAE/cash interest	5.6	4.7

EBITDA/cash interest	5.2	3.0

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Buhrmann	4 Key Figures	45
Annual Overview 2005

Net sales per Division

1
2
3
4
5

1 **Office Products North America** €3,047mln / 51.7%
2 **Office Products Europe** €948mln / 16.1%
3 **Office Products Australia** €701mln / 11.9%
4 **ASAP Software** €773mln / 13.1%
5 **GraphicSystems** €421mln / 7.2%

Net sales geographically

1
2
3

1 **North America** €3,868mln / 62.6%
2 **Europe** €1,497mln / 25.4%
3 **Australia and New Zealand** €701mln / 12.0%

Gross contribution per Division

1
2
3
4
5

1 **Office Products North America** €1,054mln / 59.3%
2 **Office Products Europe** €309mln / 17.4%
3 **Office Products Australia** €216mln / 12.2%
4 **ASAP Software** €79mln / 4.4%
5 **GraphicSystems** €119mln / 6.7%

Gross contribution geographically

1
2
3

1 **North America** €1,119mln / 63.1%
2 **Europe** €438mln / 24.7%
3 **Australia and New Zealand** €215mln / 12.2%

EBITE per Division

1
2
3
4
5

1 **Office Products North America** €156mln / 59.1%
2 **Office Products Europe** €7mln / 2.7%
3 **Office Products Australia** €59mln / 22.3%
4 **ASAP Software** €33mln / 12.5%
5 **GraphicSystems** €9mln / 3.4%

EBITE geographically

1
2
3

1 **North America** €184mln / 72.7%
2 **European Union** €10mln / 4.0%
3 **Australia and New Zealand** €59mln / 23.3%

Net sales
in millions of euro

2005 5,890
2004 5,553

Earnings per ordinary share
net result before exceptional results attributable to shareholders in euro (diluted)

2005 0.70
2004 0.57

Gross contribution
in millions of euro

2005 1,776
2004 1,671

Earnings per ordinary share
net result attributable to shareholders, in euro

2005 0.01
2004 0.62

EBITE
in millions of euro

2005 253
2004 219

Dividend per ordinary share
in euro

2005 0.17
2004 0.14

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46	Buhrmann	4 Buhrmann Shares
Annual Overview 2005

BUHRMANN SHARES

Development in the number of Buhrmann ordinary shares issued and outstanding

				Equity
	On 1 January	Stock		placements and		On 31 December	Treasury		On 31 December
	issued	dividend	[1]	restructuring	[2]	issued	stock	[3]	outstanding

2001	102,544,130	1,690,863		27,600,000		131,834,993	509,355		131,325,638

2002	131,834,993	793,068		–		132,628,061	515,418		132,112,643

2003	132,628,061	4,063,857		–		136,691,918	526,155		136,165,763

2004	136,691,918	1,434,610		–		138,126,528	531,364		137,595,164

2005	138,126,528	1,841,644		39,356,532		179,324,704	574,992		178,749,712

1	In 2001 and 2005 shareholders could choose to receive the dividend in stock rather than cash. From 2002 to 2004,a stock dividend was paid. For shareholders who wished to receive a cash amount in this period, the Company sold the shares in which the stock dividends have been converted.
2	In 2001 a capital increase was effected at E25.00 per share.In 2005 a rights issue took place to partly finance the buy-back of all Preference Shares C at a subscription price of 6.37.
3	Treasury stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

Composition of enterprise value (at year end)

*	Included in long-term loans as of 2004.

Dividend per share

Dividend proposal 2005
With regard to the ordinary shares, a proposal will be submitted to the Annual General Meeting of Shareholders to be held on 13 April 2006 to pay a dividend of €0.17 per ordinary share. In line with Buhrmann’s policy on additions to reserves and dividends, this represents 24% of the net profit* per ordinary share of €0.70. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder taking into account restrictions related to the Senior Credit Facility.

An amount of €11.2 million will be paid to holders of Preference Shares A, representing a statutory dividend of €0.21 per share.

*	Net results before changes in fair values and exceptional results.

Enterprise value (high, low, year end)

Ordinary shares and Preference Shares A (period 2001–03) are valued at market price, whereas as of 2004 Preference Shares A are valued at nominal value as under IFRS those Preference Shares A are considered to be a liability. The Preference Shares C have been repurchased as of the end of March 2005.

Earnings per ordinary share
Net profit before changes in fair values and exceptional results

	First	Second	Third	Fourth
in euro	quarter	quarter	quarter	quarter	Full year

2004	0.12	0.16	0.12	0.17	0.57

2005	0.14	0.15	0.16	0.23	0.70

Net result attributable to holders of ordinary shares Buhrmann NV

	First	Second	Third	Fourth
in euro	quarter	quarter	quarter	quarter	Full year

2004	0.04	0.10	0.15	0.33	0.62

2005	(0.53)	0.10	0.16	0.18	0.01

Credit agency ratings

at year end 2005	Rating	*	Outlook

Moody’s	Ba3		Stable

S&P	BB-		Stable

*	Rating relates to Senior Implied Debt Rating and Senior Credit Facilities.

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Buhrmann	4 Buhrmann Shares	47
Annual Overview 2005

Share price development Buhrmann ordinary shares versus AEX index (2003–31 December 2005)

Indicative spread of ordinary shares as at 31 December 2005

Indicative spread of ordinary shares as at 31 December 2005

in percentage	Private	Institutional	Total 2005	Total 2004

The Netherlands	7	21	28	33

United Kingdom	0	24	24	31

France	0	8	8	7

Rest of Europe	0	9	9	5

North America	0	18	18	17

Rest of the world	0	1	1	1

Unidentified	0	12	12	6

Total	7%	93%	100	100

Major shareholders
Buhrmann’s issued share capital consists of 178.7 million ordinary shares and 53.3 million Preference Shares A. As most of the ordinary shares are bearer shares, we have no exact information on holdings of shareholders. Based on current information we received, a stake of over 5% in our issued share capital, which may be a combination of ordinary shares and (depositary receipts of) Preference Shares A, is held by the following companies:

–	ING Group NV (10–25%)	–	HNFP Holding NV (5–10%)
–	Fortis Utrecht NV (5–10%)

Stichting Administratiekantoor van Preferente Aandelen Buhrmann is holding all 53.3 million outstanding Preference Shares A. The voting power on the Preference Shares A is related to the economic value at the end of the month before a General Meeting of Shareholders will be called. Based on the current total share capital outstanding, the Preference Shares A represent up to a maximum of about 23% voting interest in Buhrmann NV.

Market capitalisation ordinary shares

in millions of euro	High	Low	Year end

2001	3,908	703	1,626

2002	2,079	317	552

2003	1,097	260	944

2004	1,246	791	987

2005	2,258	987	2,222

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48	Buhrmann
	Annual Overview 2005	4 Buhrmann Shares

BUHRMANN SHARES
continued

Price of ordinary shares (daily closing)

in euro	High	Low	Year end

2001*	31.23	5.04	11.67

2002*	14.98	2.27	3.94

2003*	7.61	1.86	6.55

2004*	8.66	5.42	6.77

2005*	12.63	7.06	12.43

	in euro	High	Low	Period end

	Q1 2004 *	8.66	6.40	6.96

	Q2 2004 *	7.85	6.43	7.73

	Q3 2004 *	7.85	5.70	5.74

	Q4 2004 *	6.83	5.42	6.77

	Q1 2005 *	8.38	7.06	7.80

	Q2 2005	8.40	6.78	8.17

	Q3 2005	10.05	8.24	10.05

	Q4 2005	12.63	8.90	12.43

*	All prices of ordinary shares up to 14 March 2005 have been recalculated for the 250 million rights issue in March 2005.

Price of Preference Shares A (daily closing)

in euro	High	Low	Year end

2004	3.46	2.90	2.95

2005	3.50	2.93	3.11

Price of American Depositary Receipts (daily closing)

in US dollar	High	Low	Year end

2001*	28.16	5.29	10.64

2002*	13.31	2.38	4.26

2003*	9.05	2.11	8.75

2004*	11.73	7.30	9.87

2005*	14.90	8.73	14.71

	in US dollar	High	Low	Period end

	Q1 2004 *	11.73	8.62	9.24

	Q2 2004 *	10.10	8.25	10.05

	Q3 2004 *	10.16	7.42	7.60

	Q4 2004 *	9.87	7.30	9.87

	Q1 2005 *	11.55	9.92	10.06

	Q2 2005	10.35	8.73	9.83

	Q3 2005	12.35	9.83	12.01

	Q4 2005	14.90	10.77	14.71

*	All prices of American Depositary Receipts up to 14 March 2005 have been recalculated for the 250 million rights issue in March 2005.

Annual volume of Buhrmann ordinary shares traded on Euronext Amsterdam

	Number of	Effective sales
	shares (millions)	(x EUR millions)

2001	199.5	7,723

2002	191.7	3,300

2003	269.0	2,786

2004	253.3	3,680

2005	387.0	6,908

Movement in price of Buhrmann ordinary shares on Euronext Amsterdam

1	Publication full year 2004 results	7	Publication third quarter 2005 results
2	Announcement buy-back Preference Shares C	8	AcquisitionU.S. facilityproducts company
3	EGM, approval buy-back Preference Shares C	9	Creation globalmerchandising function
4	AGM	10	Acquisition Spanish Ofiexpress
5	Publication first quarter 2005 results	11	Publication fourth quarter 2005 results
6	Publication second quarter 2005 results

*	All prices of ordinary shares up to 14 March 2005 have been recalculated for the 250 million rights issue in March 2005.

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Buhrmann		49
Annual Overview 2005	4 Buhrmann Shares

Stock exchange listings
Since December 1938 Buhrmann ordinary shares are listed on Euronext in Amsterdam (symbol: BUHR) and since September 2001 on NYSE in New York (symbol: BUH). The shares trade in the United States in the form of American Depositary Receipts.

Other securities traded
–	Depositary receipts of cumulative Preference Shares A, with a face value of €1.20, listed on Euro next Amsterdam (symbol:BUHP)
–	Buhrmann US, Inc. 8.25% Subordinated Bonds 2004–2014
Buhrmann US, Inc. 7 7/8% Subordinated Bonds 2005–2015
–	Buhrmann NV 2% Subordinated Convertible Bonds 2003–2010

Euronext Amsterdam derivatives market
–	Buhrmann call/put options 1, 2, 3, 6, 9, 24 months

Major indices
The Buhrmann ordinary share is included in the main index of Euronext (AEX) in Amsterdam. Other indices in which Buhrmann is included per year end 2005 are inter alia, Euronext Top 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones Euro STOXX, Dow Jones STOXX 600 Index, Ethibel Sustainability Index and Kempen/SNS Smaller Europe SRI Index.

According to the Industry Classification Benchmark (ICB) of FTSE Group and Dow Jones Indexes, Buhrmann is classified as Industrial Supplier (sub sector 2797) within the sector Support Services.

Disclosure/web site
All results announcements and press releases in general are sent out before market opening of Euronext. Results announcements,and any other major announcements, are accompanied by a conference call and/or meeting for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous web cast to be accessed via our web site at the ‘Investor Relations’ section on www.buhrmann.com.

Furthermore, all other presentations made to groups of investors are published at the same moment on our web site.

Shareholders’ Communication Channel
Buhrmann is one of the founders of the Shareholders’ Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders), which offers participating shareholders the possibility to vote at Annual General Meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation. The Communication Channel’s web site address is www.communicatiekanaal.com.

Private investors
In 2005 we were one of the main sponsors of ‘Dag van het Aandeel’ organised by the VEB Dutch Investors’ Association. In 2006, we will continue to focus on our private investors.

For more information
Buhrmann’s corporate head office is registered and located at,
Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands.
Our telephone number is +31 (0)20 651 11 11.

www.buhrmann.com
www.corporateexpress.com
www.corporateexpress.info
www.ce.com.au
www.asap.com
www.buhrmanngraphics.info

Information included on our web sites does not form part in this publication.

Investor relations
Telephone +31 (0)20 651 10 42
Fax +31 (0)20 651 10 05
Email ir@buhrmann.com

Corporate communications
Telephone +31 (0)20 651 10 34
Fax +31 (0)20 651 10 05
Email corpcomm@buhrmann.com

Important dates
–	Registration date
Thursday 6 April 2006

–	General Meeting of Shareholder
Thursday 13 April 2006

–	Listing ex-dividend
Wednesday 19 April 2006

–	Selection period dividend ordinary shares (in cash or in shares)
18–27 April 2006

–	Dividend payment ordinary shares
Tuesday 2 May 2006

–	Publication of first quarter 2006 results
Wednesday 3 May 2006

–	Publication of second quarter 2006 results
Wednesday 2 August 2006

–	Publication of third quarter 2006 results
Wednesday 1 November 2006

–	Publication of full year 2006 results
Thursday 8 February 2007

–	General Meeting of Shareholders
Thursday 12 April 2007

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Annual Overview 2005	Delivering profitable growth

All products for the office
As a business services and
distribution company, our focus
is to support businesses and
institutions by delivering an
extensive range of products
for their daily needs.

Buhrmann NV Hoogoorddreef 62 1101 BE Amsterdam P.O. Box 23456 1100 DZ Amsterdam The Netherlands

Phone +31 (0)20 651 11 11 Fax +31 (0)20 651 10 00 www.buhrmann.com

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     SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BUHRMANN NV

By:	/s/ F.H.J. Koffrie
F.H.J. Koffrie
Member Executive Board

By:	/s/ H. van der Kooij
H. van der Kooij
Company Secretary

     Date: 7 March 2006